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FILED PURSUANT TO 424(b)(3)
REGISTRATION #333-86234

SUPPLEMENT NO. 2, DATED OCTOBER 22, 2003
TO THE PROSPECTUS DATED SEPTEMBER 8, 2003
OF DIVIDEND CAPITAL TRUST INC.

        We are providing this Supplement No. 2 to you in order to supplement our prospectus. We previously supplemented our prospectus with Supplement No. 1 dated October 7, 2003. This supplement incorporates the information provided in Supplement No. 1 and therefore should replace it in its entirety.

        The following discussion provides a summary of proposed changes to our articles of incorporation approved by our Board of Directors (the "Board") and to be voted upon by our shareholders at a special meeting scheduled for November 21, 2003. In addition to information regarding the special meeting, this supplement provides information that is an addition to the section entitled "Real Estate Investments-Properties." This prospectus also provides information which replaces the sections entitled "Management-The Advisor" and "Financial Statements-Dividend Capital Trust Inc. and Subsidiary Pro Forma Financial Information (Unaudited)," of the prospectus.

Recent Developments—Special Meeting of Shareholders

        On October 16, 2003, the Board of Directors (the "Board") held a special meeting to vote on certain proposed amendments to the Company's articles of incorporation. The Board approved the amendments to our articles of incorporation and recommended that our shareholders approve such amendments. A special meeting of shareholders of the Company will be held at our corporate offices at 518 17th Street, Suite 1700 Denver, Colorado on November 21, 2003 at 10:00 a.m. local time, for the following purposes:

(1)
To approve an amendment to our articles of incorporation to:

(a)
reduce the maximum acquisition fee that may be paid to our external advisor from 3% to 1% and to add a maximum asset management fee of 0.75% per annum of the undepreciated cost of our properties;

(b)
reduce the amount that we may reimburse the advisor for organizational and offering expenses from 3% to 2% of the gross proceeds of our public offering;

(c)
reduce the amount that we may pay the dealer manager from 2.5% to 2% of the gross proceeds of our public offering, limit the amount of this fee that may be re-allowed by the dealer manager to 1.0% and reduce the maximum amount of up-front selling commissions that we may pay the dealer manager from 7% to 6% of the gross proceeds of our public offering (except that the selling commission may remain at up to 7% where the purchaser elects to pay a deferred commission); and

(d)
reduce the maximum property management fee paid to an affiliate of the external advisor from the lesser of 4.5% of our gross revenues or 0.6% of the net asset value of our properties to the lesser of 3% of our gross revenues or 0.6% of the net asset value of our properties.

(2)
To approve an amendment to our articles of incorporation that would calculate our 50% leverage restriction based on our gross assets instead of based on the value of our properties, and to eliminate the 75% leverage restriction on any individual property. "Gross Assets" shall mean the total assets of the Company, at cost, before deducting depreciation or other non-cash reserves, calculated in accordance with Generally Accepted Accounting Principles ("GAAP"); less those assets required to by GAAP to be included in the total assets of the Company which the Company does not legally own.

(3)
To approve an amendment to our articles of incorporation that would permit the investment committee of our Board, consisting of a majority of independent directors, to approve any single property acquisition transaction of up to $25 million in total purchase price.

(4)
To transact such other business as may properly come before the meeting, or any adjournment thereof.

        The Board has fixed October 16, 2003 as the record date for the determination of shareholders entitled to receive notice of and to vote at the special meeting or any postponement or adjournment of the meeting.

Properties

        The following table provides information regarding the property we have acquired since the prospectus dated September 8, 2003. We purchased this property from an unaffiliated third party. This property will be subject to competition from similar properties within its market area and its economic performance could be affected by changes in local economic conditions. In evaluating this property for acquisition, we considered a variety of factors including location, demographics, price per square foot, credit of the tenants and the overall rental rate compared to market rates.

Property	Year Built	Date Acquired	Approximate Acquisition Costs, Including Expenses	Gross Leasable Area	Occupancy	Tenants
Rancho Technology Park	2002	10/17/03	$10,350,000	201,493	100%	CHEP USA, GP Ozburn-Hessey Logistics, LLC

Rancho Technology Park

        The Rancho Technology Park facility (the "Rancho Facility") is a one-story, newly constructed distribution facility with 201,493 square feet of leasable space. This building is located in the westernmost segment of the Inland Empire, an industrial sub-market of Los Angeles.

        The cost of the Rancho Facility (including an acquisition fee of $297,795 payable to our advisor, Dividend Capital Advisors, LLC) was approximately $10,350,000. These costs include certain escrow amounts related to the newly negotiated lease with Ozburn-Hessey Logistics, LLC (OHL) totaling approximately $430,000, which mostly represent amounts to be paid for tenant finish and leasing commissions. The total acquisition cost may increase by additional costs which have not yet been finally determined. We do not expect any additional costs to be material. Furthermore, we have obtained what we believe is adequate insurance on the property.

        CHEP USA, GP entered into a net lease for approximately 50% of the facility's gross leasable square feet. CHEP USA, GP, a wholly-owned subsidiary of Brambles Group, operates globally and distributes, collects, reworks and reissues more than 200 million pallets and containers annually. The tenant pays a pro rata portion of the maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facility. The landlord is generally responsible for all capital repairs including the roof, truck court and slab. The initial term of the lease is five years and may be extended at the option of the tenant for up to two additional five year terms. The initial aggregate annual rent under the current lease is $387,364 payable monthly in equal installments of $32,280.

        The remaining space is currently leased to OHL. As a full service logistics company, OHL provides distribution services, transportation management and equipment sourcing to large national and regional companies. Per the lease agreement, rent will commence either; 1) November 15, 2003, if the temporary occupancy permit has been obtained, or 2) the later of January 15, 2004 or upon obtaining the occupancy permit. Per the master lease agreement with the seller, the seller is obligated to pay rent on this space at the same $32,197 monthly rate that OHL will assume until the space is occupied and rent has commenced.

The Advisor

        Certain of our officers and directors also actively participate in management of the Advisor. The Advisor has certain contractual responsibilities to Dividend Capital Trust and its shareholders pursuant to the Advisory Agreement. The Advisor is managed by:

John A. Blumberg	Teresa L. Corral
James R. Mulvihill	Matthew R. Holberton
Thomas G. Wattles	Matthew T. Murphy
Evan H. Zucker

        John A. Blumberg, age 44, is a manager of both Dividend Capital Advisors and Dividend Capital Property Management. Mr. Blumberg is a co-founder and principal of Black Creek Capital, LLC. Mr. Blumberg has been active in real estate acquisition, development and redevelopment activities since 1993 and with Mr. Zucker and Mr. Mulvihill has directed the acquisition, development, redevelopment, financing and sale of approximately 75 real estate projects with an aggregate value in excess of approximately $503 million. Prior to co-founding Black Creek Capital, Mr. Blumberg was president of JJM Investments, which owned 113 shopping center properties in Texas. During the 12 years prior to joining JJM, Mr. Blumberg served in various positions with Manufacturer's Hanover Real Estate, Inc., Chemical Bank and Chemical Real Estate, Inc., most recently as President of Chemical Real Estate, Inc. and its predecessor company, Manufacturer's Hanover Real Estate, Inc. In this capacity Mr. Blumberg oversaw real estate investment banking, merchant banking and loan syndications. Mr. Blumberg holds a Bachelor's degree from the University of North Carolina at Chapel Hill.

        James R. Mulvihill, age 39, is the Treasurer, Chief Financial Officer and a director of Dividend Capital Trust. Mr. Mulvihill is also a manager of both Dividend Capital Advisors and Dividend Capital Property Management. Mr. Mulvihill is a principal of Black Creek Capital, LLC, a Denver-based real estate investment firm which he co-founded in 1993. He is also a co-founder and Chairman of the Board of Corporate Properties of the Americas ("CPA"). CPA, a joint venture between an affiliate of Black Creek Capital and Equity International Properties (a Sam Zell controlled investment company), is a fully-integrated industrial real estate company that acquires, develops and manages industrial properties throughout Mexico. To date, CPA has developed and or acquired over 2 million square feet of industrial buildings and developed two industrial parks totaling 445 acres. Mr. Mulvihill has been active in real estate acquisition, development and redevelopment activities since 1992 and with Mr. Zucker and other affiliates has directed the acquisition, development, redevelopment, financing and sale of approximately 75 real estate projects with an aggregate value in excess of approximately $503 million. In 1993 Mr. Mulvihill co-founded American Real Estate Investment Corp. (now known as Keystone Property Trust, NYSE: KTR) which is currently an industrial, office and logistics REIT traded on the New York Stock Exchange. Mr. Mulvihill served as its Chairman and as a director from 1993 through 1997 and as a director of Keystone Property Trust from 1997 through 2001. Prior to co-founding Black Creek Capital, Mr. Mulvihill served as Vice President of the Real Estate Banking and Investment Banking Groups of Manufacturer's Hanover and subsequently Chemical Bank, where his responsibilities included real estate syndication efforts, structured debt underwritings and leveraged buyout real estate financings. Mr. Mulvihill holds a Bachelor's degree from Stanford University in Political Science.

        Thomas G. Wattles, age 51, is the Chairman and a director of Dividend Capital Trust, a manager and Chief Investment Officer of Dividend Capital Advisors and a manager of Dividend Capital Property Management. Mr. Wattles is a principal of Black Creek Capital, LLC which he joined in February 2003. From November 1993 to March 1997, Mr. Wattles served as Co-Chairman and Chief Investment Officer of ProLogis Trust (NYSE: PLD), and served as Chairman between March 1997 and May 1998. ProLogis is a publicly-held industrial REIT, with total assets of approximately $5.9 billion as of December 31, 2002, and operations in North America, Europe and Japan. Mr. Wattles was a Managing Director of Security Capital Group Incorporated ("Security Capital Group") and was with Security Capital Group in various capacities including Chief Investment Officer from January 1991 to December 2002. Mr. Wattles is a director of Regency Centers Corporation and chairs its Investment Committee. Mr. Wattles holds a Bachelor's degree and an MBA degree from Stanford University.

        Evan H. Zucker, age 38, is the Chief Executive Officer, President, Secretary and a director of Dividend Capital Trust Inc. Mr. Zucker is also a manager of both Dividend Capital Advisors and Dividend Capital Property Management. Mr. Zucker is a principal of Black Creek Capital, LLC, a Denver-based real estate investment firm which he co-founded in 1993. He is also a managing partner of CapEx, LP, a $60 million private equity fund co-founded by the principals of Black Creek Capital in 1999. Mr. Zucker has been active in real estate acquisition, development and redevelopment activities since 1989 and with Mr. Mulvihill has directed the acquisition, development, redevelopment, financing and sale of approximately 75 real estate projects with an aggregate value in excess of approximately $503 million. In 1993 Mr. Zucker co-founded American Real Estate Investment Corp. (now known as Keystone Property Trust, NYSE: KTR), which is currently an industrial, office and logistics REIT traded on the New York Stock Exchange. Mr. Zucker served as the President and as a director of American Real Estate Investment Corp. from 1993 through 1997 and as a director of Keystone Property Trust from 1997 through 1999. Mr. Zucker graduated from Stanford University with a Bachelor's degree in Economics.

        Teresa L. Corral, age 39, is the Vice President and Chief Due Diligence Officer of the Advisor. Ms. Corral has been active in acquisition and development due diligence, underwriting, transaction closings for institutional real estate since 1987. Prior to joining the Advisor in May 2003, Ms. Corral served in various positions with Clayton, Williams, and Sherwood, Inc. and its affiliates, including CWS Communities Trust, a private REIT whose majority shareholder is affiliated with Security Capital Group. Ms. Corral holds a Bachelor's degree from St. Mary's College of California.

        Matthew R. Holberton, age 31, is the Vice President of Real Estate Finance of the Advisor and the Property Manager. Mr. Holberton has been active in investment banking, mergers and acquisitions, capital raising and structured financings for corporate clients since 1994. Prior to joining the Advisor in June 2002, Mr. Holberton served in various positions with Merrill Lynch, most recently as an investment banker in the Real Estate Investment Banking Group. Mr. Holberton also served as an investment banker in the Structured Finance Group of Merrill Lynch. Prior to joining Merrill Lynch's Structured Finance Group, Mr. Holberton was an investment banker in the Asset Finance Group of Citicorp Securities, Inc. Mr. Holberton holds a Bachelor's degree from Bucknell University and an MBA from Columbia University's Graduate School of Business.

        Matthew T. Murphy, age 39, is the Vice President of Finance and Controller of the Advisor and the Property Manager. Mr. Murphy has been active in the accounting functions in connection with real estate companies since 1989. Prior to joining the Advisor in May 2003, Mr. Murphy was a Vice President and Controller of Pritzker Residential, LLC, a privately-owned, fully-integrated multi-family real estate investment company. Prior to joining Pritzker, Mr. Murphy served in various positions with Security Capital Group and its affiliates, including Archstone-Smith Trust and ProLogis Trust. Prior to joining Security Capital Group, Mr. Murphy was a staff accountant with Coopers and Lybrand. Mr. Murphy holds a Bachelor's degree in Accounting from Colorado State University.

Dividend Capital Trust Inc. and Subsidiary

Pro Forma Financial Information

(Unaudited)

        The accompanying unaudited pro forma consolidated balance sheet presents the historical financial information of the Company as of June 30, 2003 as adjusted for the acquisition of Chickasaw, as if the transaction had occurred on June 30, 2003.

        The accompanying unaudited pro forma consolidated statements of operations for the six months ended June 30, 2003 and the year ended December 31, 2002 combine the historical operations of the Company with the historical operations of the Chickasaw and Nashville facilities as if the transactions had occurred on January 1, 2002.

        The unaudited pro forma consolidated financial statements have been prepared by the Company's management based upon the historical financial statements of the Company, Chickasaw and the Nashville facility. These pro forma statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the historical financial statements included in the Company's previous filings with the Securities and Exchange Commission.

Dividend Capital Trust Inc. and Subsidiary

Pro Forma Consolidated Balance Sheet

As of June 30, 2003

(Unaudited)

	Company Historical	Chickasaw		Other Pro Forma Adjustments		Consolidated Pro Forma
ASSETS
Real estate	$21,630,000	$13,246,257	(b)	$—		$34,876,257
Intangible lease asset	2,853,672	1,731,543	(b)	—		4,585,215
Less accumulated depreciation and amortization	(68,604)	—		—		(68,604)

Net Investment in Real Estate	24,415,068	14,977,800		—		39,392,868
Cash and cash equivalents	11,959,862	(14,526,761	)(a)	3,566,899	(e)	1,000,000
Other assets, net	765,458	28,580	(c)	—		794,038

Total Assets	$37,140,388	$479,619		$3,566,899		$41,186,906

LIABILITIES & SHAREHOLDERS' EQUITY
Liabilities:
Mortgage payable	$11,350,000	$—		$—		$11,350,000
Intangible lease liability, net	—	133,689	(b)	—		133,689
Accounts payable and accrued expenses	275,264	345,930	(d)	—		621,194
Dividend payable	283,637	—		—		283,637
Other liabilities	247,818	—		—		247,818

Total Liabilities	12,156,719	479,619		—		12,636,338
Minority Interest	1,000	—		—		1,000
Shareholders' Equity (Deficit):
Preferred shares, 50,000,000 shares authorized, none outstanding	—	—		—		—
Shares-in-trust, 100,000,000 shares authorized, none outstanding	—	—		—		—
Common shares, $0.01 par value, 350,000,000 shares authorized, 2,893,847 and 200 shares issued and outstanding as of June 30, 2003 and December 31, 2002, respectively	28,938	—		4,076	(e)	33,014
Additional paid-in capital	25,293,152	—		3,562,823	(e)	28,855,975
Distributions in excess of earnings	(339,421)	—		—		(339,421)

Total Shareholders' Equity (Deficit)	24,982,669	—		3,566,899		28,549,568

Total Liabilities and Shareholders' Equity (Deficit)	$37,140,388	$479,619		$3,566,899		$41,186,906

Dividend Capital Trust Inc. and Subsidiary

Pro Forma Consolidated Statement of Operations

For the Six Months Ended June 30, 2003

(Unaudited)

	Company Historical	Nashville, TN Facility		Chickasaw*	Other Pro Forma Adjustments		Consolidated
REVENUE:
Rental revenue	$117,596	$902,677	(1)	$588,729	$10,159	(4)	$1,619,161
Other income	39,920	—		203,143	—		243,063

Total Income	157,516	902,677		791,872	10,159		1,862,224
EXPENSES:
Operating expenses	—	—		217,995	—		217,995
Depreciation & amortization	68,604	343,017	(2)	—	362,726	(2)	774,347
Interest expense	26,278	173,073	(3)	—	—		199,351
General and administrative expenses	105,706	—		—	—		105,706

Total Operating Expenses	200,588	516,090		217,995	362,726		1,297,399
NET INCOME (LOSS)	$(43,072)	$386,587		$573,877	$(352,567)		$564,825

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic and Diluted	1,041,931				2,259,562	(5)	3,301,493

NET INCOME (LOSS) PER COMMON SHARE
Basic and Diluted	$(0.04)						$0.17

*
Amounts per the Statements of Revenue and Certain Expenses prepared in accordance with Rule 3.14 of Regulation S-X.

Dividend Capital Trust Inc. and Subsidiary

Pro Forma Consolidated Statement of Operations

For the Twelve Months Ended December 31, 2002

(Unaudited)

	Company Historical	Nashville, TN Facility		Chickasaw*	Other Pro Forma Adjustments		Consolidated
REVENUE:
Rental revenue	$—	$2,040,546	(1)	$629,530	$20,319	(4)	$2,690,395
Other income	155	—		91,381	—		91,536

Total Income	155	2,040,546		720,911	20,319		2,781,931
EXPENSES:
Operating expenses	—	—		262,178	—		262,178
Depreciation & amortization	—	823,241	(2)	—	725,453	(2)	1,548,694
Interest expense	—	398,702	(3)	—	—		398,702
General and administrative expenses	212,867	—		—	—		212,867

Total Operating Expenses	212,867	1,221,943		262,178	725,453		2,422,441
Net income (loss) before minority interest	(212,712)	818,603		458,733	(705,134)		359,490

Minority Interest	200,000	—		—	—		200,000
NET INCOME (LOSS)	$(12,712)	$818,603		$458,733	$(705,134)		$559,490

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic and Diluted	200				3,301,293	(5)	3,301,493

NET INCOME (LOSS) PER COMMON SHARE
Basic and Diluted	$(64)						$0.17

*
Amounts per the Statements of Revenue and Certain Expenses prepared in accordance with Rule 3.14 of Regulation S-X.

Dividend Capital Trust Inc. and Subsidiary

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)

Pro Forma Consolidated Balance Sheet as of June 30, 2003:

(a)
Cash paid at closing for the Chickasaw distribution facilities consists of the following:

Purchase Price	$14,280,000
Closing Costs	64,290
Acquisition fee paid to affiliate	428,400
Amount due from Title Company	50,000
Less:
Credit for Tenant Security Deposits	(105,886)
Credit for Real Estate Taxes	(144,498)
Credit for other prorations	(45,545)

Cash paid at closing	$14,526,761

(b)
The purchase price of the Chickasaw facilities was allocated to tangible and intangible assets in accordance with SFAS No. 141, "Business Combinations."

(c)
This amount represents $50,000 due from the Title Company for over funding the closing of this acquisition, which is offset by $21,420 which was reclassed from deferred acquisition costs to investment in real estate. Deferred acquisition costs are costs incurred prior to the closing of the acquisition such as due diligence costs and travel costs.

(d)
This amount consists of tenant deposits, accrued real estate taxes and management's estimate on remaining acquisition costs.

(e)
A certain amount of capital was raised through the Company's public offering after June 30, 2003 which was used to fund the Chickasaw acquisition on July 22, 2003. As such, management estimated the minimum number of shares that were sold subsequent to June 30, 2003 in order to facilitate adequate funding of the Chickasaw acquisition as well as maintain an adequate cash balance for certain debt covenant purposes.

Pro Forma Consolidated Statements of Operations for the Six Months Ended June 30, 2003 and for the Twelve Months Ended December 31, 2002:

(1)
This amount of rental revenue reflects the monthly straight-line rental rate of the in-place leases as of June 30, 2003 pro-rated for Pro Forma periods presented.

(2)
Depreciation and amortization expense for the Pro Forma periods presented is based on the allocation of the purchase price between tangible and intangible assets. The Company depreciates these assets on a straight-line basis over the estimated useful life of the assets. The following table represents the allocation of the total cost of the two properties presented:

	Amortization Period	Nashville	Chickasaw
Land	N/A	$2,545,000	$1,140,561
Buildings	40 Years	17,583,951	10,309,011
Land Improvements	20 Years	1,036,599	955,350
Tenant Improvements	Term of the Lease	464,450	841,334
Intangible Lease and Acquisition Costs	Average Life of Lease	2,853,672	1,597,856

Total Cost		$24,483,672	$14,844,112

(3)
Interest expense for the Pro Forma periods presented was calculated given the terms of our current senior secured note as follows:

		Pro Forma Amounts
Senior Secured Loan	Interest Rate	For the Six Month Period	For the Twelve Month Period
$11,350,000	Annual interest rate equal to adjusted LIBOR plus 2.25% or (at the election of Dividend Capital) 1.0% over the Prime rate. As of June 30, 2003, the interest rate was 3.513%.	$173,073	$398,702
(4)
In accordance with SFAS No. 141, these amounts represent the amortization amounts of the above and below market values of the in-place leases. The intangible lease assets and liabilities are amortized over the life of the lease to rental income.
(5)
A certain amount of capital was raised through the Company's public offering after December 31, 2002 which was used to fund the acquisitions on July 22, 2003. As such, management reflected a certain number of shares that were sold subsequent to June 30, 2003 in order to facilitate the funding of the Chickasaw acquisition as well as maintain an adequate cash balance for certain debt covenant purposes. For purposes of calculating the pro forma weighted average number of common shares outstanding, this number in addition to the number of shares outstanding as of June 30, 2003 were considered to be outstanding as of January 1, 2002. The following table summarizes these pro forma adjustments:

	Six Months Ended June 30, 2003	Twelve Months Ended December 31, 2002
Shares sold subsequent to June 30, 2003	407,646	407,646
Shares outstanding as of June 30, 2003	2,893,847	2,893,847
Less weighted average shares reported	(1,041,931)	(200)

Pro Forma Adjustments	2,259,562	3,301,293

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SUPPLEMENT NO. 2, DATED OCTOBER 22, 2003 TO THE PROSPECTUS DATED SEPTEMBER 8, 2003 OF DIVIDEND CAPITAL TRUST INC.
Dividend Capital Trust Inc. and Subsidiary Pro Forma Financial Information (Unaudited)
Dividend Capital Trust Inc. and Subsidiary Pro Forma Consolidated Balance Sheet As of June 30, 2003 (Unaudited)
Dividend Capital Trust Inc. and Subsidiary Pro Forma Consolidated Statement of Operations For the Six Months Ended June 30, 2003 (Unaudited)
Dividend Capital Trust Inc. and Subsidiary Pro Forma Consolidated Statement of Operations For the Twelve Months Ended December 31, 2002 (Unaudited)
Dividend Capital Trust Inc. and Subsidiary Notes to Pro Forma Consolidated Financial Statements (Unaudited)